September 26, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (717) 763-6402

Mr. D. C. Hathaway
Chief Executive Officer
Harsco Corp.
350 Poplar Church Road
Camp Hill, Pennsylvania 17011

> **Re: Harsco Corp.**
> **Definitive 14A**
> **Filed on March 20, 2007**
> **File Number 001-03970**

Dear Mr. Hathaway:

　　We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

　　In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

　　If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 19

　　1. Please discuss in reasonably complete detail the role of Mr. Hathaway in your

compensation processes and his input during the crafting of compensation packages. Discuss the extent to which Mr. Hathaway retains the ability to call Compensation Committee meetings or meet with the consultants used by the Compensation Committee.

2. Please disclose the specific items of corporate performance and individual objectives used to determine incentive amounts and discuss how your incentive awards are specifically structured around these performance goals and objectives. See Item 402(b)(2)(v) of Regulation S-K. Refer to your description of EVA, earnings per share, and cash flow targets and percentages on pages 23-25. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

3. On pages 22, 23, and 26, you indicate that you have established performance targets for 2007 and beyond. Disclose the targets in accordance with Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b).

4. There is minimal analysis and discussion of the effect individual performance has on compensation awards despite disclosure that indicates that you make compensation-related decisions in connection with non-quantitative achievements. Please disclose additional details and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

5. The precise nature of your benchmarking activities is not clear. Please identify the companies, including those whose information is included in the information supplied by the compensation consultants, the Committee evaluated during its review of the market position of your executive compensation practices. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

6. In various locations, you state that you "strive to maintain total compensation packages which range from moderately below to moderately above industry

medians." Please clarify the disclosure relating to where you target compensation in relation to the industry median. Discuss where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. Disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. To the extent actual compensation was outside a targeted percentile range, please explain why.

7. Identify the material differences in compensation policies with respect to individual named executive officers in your Compensation Discussion and Analysis. Please refer to Section II.B.1. of Commission Release No. 33-8732A. We note disparities in Mr. Hathaway's stock awards and non-equity incentive plan compensation as compared to that of other named executive officers. Notwithstanding the disclosure on page 30, please provide a more detailed discussion of how and why Mr. Hathaway's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, please discuss this on an individualized basis.

8. Please disclose the relationships between the Committee, Stern Stewart & Company and Towers Perrin to provide a materially complete description of each consultant's role with the company. You state that Stern Stewart deals with the EVA and Towers Perrin deals with other matters yet the precise nature and scope of each consultant's assignment is not clear. See Item 407(e)(3)(iii) of Regulation S-K.

Annual Incentive Compensation Plan, page 24

9. Please ensure that you provide sufficient analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, you provide little, if any, analysis of how the application of the formula for the awarding of short-term cash incentive compensation resulted in the specific payouts set forth in the last full paragraph on page 25. Provide a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual's performance that the Committee considered in determining specific payout levels for 2006. Notwithstanding the disclosure in the fourth full paragraph of page 24, please consider providing a specific example of how the respective weighted factors in the formula work in practice by applying the formula to an actual award made to a named executive officer in a given fiscal year. See Item 402(b)(1)(v) of Regulation S-K.

Termination or Change in Control Agreements, page 41

10. Please disclose how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Also, in the Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Transactions with Related Persons, page 46

11. You indicate that your related policies and procedures regarding transactions with related persons are contained in the Nominating and Corporate Governance Committee Charter. You also reference your Code of Conduct in the last paragraph of this subsection. Please clarify the relevance of the Code of Conduct to your policies and procedures regarding transactions with related persons.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

     Please contact me at (202) 551-3422 with any questions.

          Sincerely,

          Timothy A. Geishecker
          Senior Counsel